Filed by Placer Sierra Bancshares

(Commission File Number 000-50652)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities and Exchange Act of 1934, as amended

Subject Company Placer Sierra Bancshares

(Commission File Number 000-50652)

[PLSB Letterhead]

March 1, 2007

Dear Shareholder:

We sent you a letter dated February 22, 2007, stating that we have announced that Placer Sierra Bancshares (NASDAQ: PLSB) entered into a definitive agreement to be acquired by Wells Fargo & Company (NYSE: WFC).

In the letter we included a table specific to our current shareholders who were previously shareholders of Southwest Community Bancorp (“Southwest”). The table showed stock splits, share dividends and the exchange of Southwest shares for PLSB shares. The table we included was incorrect; it should have shown that each Southwest shareholder received 1.58 shares of PLSB stock for each 1 share of Southwest stock held at the date of the acquisition of Southwest by PLSB on June 9, 2007. Accordingly, in this letter, we include a corrected table as set forth below:

Purpose of Transaction	Date of Transaction	Ending Shares	Starting Shares
Southwest Share Split	November 19, 1999	3	2

Southwest Share Split	March 15, 2002	5	4

Southwest Share Split	May 14, 2003	2	1

Southwest Share Split	May 20, 2004	3	2

Southwest Share Dividend	May 19, 2005	1.05	1

PLSB Shares for Southwest Shares	June 9, 2006	1.58	1

Please do not hesitate to contact David Hooston, Chief Financial Officer, at (916) 554-4821 or myself at (916) 554-4820 should you have any questions.

Sincerely,

/s/ Frank J. Mercardante

Frank J. Mercardante

Chief Executive Officer

PLSB Shareholders

March 1, 2007

FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve inherent risks and uncertainties, including, but not limited to, statements relating to the effect of the proposed merger between WFC and PLSB. All statements other than statements of historical fact are forward looking statements. These forward looking statements relate to, among other things, PLSB’s expectations regarding future operating results, including strategic initiatives and their anticipated consequences, and growth in loans and deposits. PLSB cautions readers that a number of important factors could cause actual results to differ materially from those in such forward-looking statements. Risks and uncertainties include, but are not limited to: governmental approvals for the acquisition of PLSB by WFC may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the proposed merger with WFC; our shareholders may fail to provide the required approvals to consummate the merger; factors may occur which result in a condition to the acquisition of PLSB and WFC not being satisfied; growth may be inhibited if PLSB cannot attract deposits, including low-cost deposits; revenues are lower than expected or expenses are higher than expected; competitive pressure among depository institutions increases significantly; the cost of additional capital is more than expected; changes in the interest rate environment reduces interest margins; general economic conditions, either nationally or in the market areas in which PLSB does business, are less favorable than expected; changes that may occur in the securities markets; PLSB may suffer an interruption of services from third-party service providers that could adversely affect PLSB’s business; the Company may not be able to maintain an effective system of internal and disclosure controls; estimated cost savings from the merger with Southwest Community Bancorp (Southwest) cannot be fully realized within the expected time frame; revenues following the merger are lower than expected; potential or actual litigation occurs; costs or difficulties related to the integration of the businesses of PLSB and Southwest are more than expected; or legislation or changes in regulatory requirements adversely affect the businesses in which PLSB is engaged. Additional factors that could cause PLSB’s financial results to differ materially from those described in the forward looking statements can be found in PLSB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (under the heading “Risk Factors”), Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the SEC. PSLB undertakes no obligation, and specifically disclaims any obligation, to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made, except as required by law.

PLSB Shareholders

March 1, 2007

ADDITIONAL INFORMATION

WFC intends to file a registration statement with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, which will contain a proxy statement-prospectus with respect to the merger and the parties also will file other relevant materials with the SEC. Shareholders of PLSB and other investors are urged to read the registration statement and proxy statement-prospectus, as well as any amendments or supplements to the registration statement or proxy statement-prospectus, because those documents will contain important information. Upon filing with the SEC, the registration statement and proxy statement-prospectus will be available free on the SEC’s website (http://www.sec.gov). WFC and PLSB will provide, without charge, copies of the proxy statement-prospectus, and any SEC filings incorporated by reference into the proxy statement-prospectus, upon request as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

Placer Sierra Bancshares, Attention Angelee Harris, General Counsel, 525 J Street, Sacramento, California 95814, (916) 554-4750.

WFC and PLSB and their directors and executive officers may be deemed to be participants in the solicitation of proxies from PLSB shareholders in connection with the proposed merger. Information about WFC’s directors and executive officers and their ownership of WFC common stock is in WFC’s definitive proxy statement on Schedule 14A for WFC’s 2006 annual meeting of stockholders, filed with the SEC on March 17, 2006. Information about PLSB’s directors and executive officers and their ownership of PLSB common stock is in the joint proxy statement/prospectus for PLSB’s annual meeting of shareholders, dated April 21, 2006 and filed with the SEC on April 25, 2006. The proxy statement-prospectus for the proposed transaction between WFC and PLSB will provide additional information about participants in the solicitation of proxies from PLSB shareholders.